Exhibit 3.26

State of Delaware Secretary of State Division of Corporations Delivered 02:43 PM 12/15/2011 FILED 02:24 PM 12/15/2011 SRV 111297743 - 5080994 FILE

CERTIFICATE OF FORMATION

OF

FidoPharmBrands, LLC

1. The name of the limited liability company is FidoPharmBrands, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of FidoPharmBrands, LLC, this 15th day of December, 2011

/s/ Dennis F. Steadman
Dennis F. Steadman, Manager Authorized Person